UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Longboard Pharmaceuticals, Inc.

(Name of Subject Company)

Longboard Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

54300N103

(CUSIP Number of Class of Securities)

Kevin R. Lind

President and Chief Executive Officer

Longboard Pharmaceuticals, Inc.

4275 Executive Square, Suite 950

La Jolla, California 92037

(858) 789-9283

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Kevin Cooper, Esq.

Steven M. Przesmicki, Esq.

Cooley LLP

55 Hudson Yards

New York, NY 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Longboard Pharmaceuticals, Inc., a Delaware corporation (“Longboard”), with the Securities and Exchange Commission (the “SEC”) on October 30, 2024, relating to the tender offer statement on Schedule TO filed with the SEC on October 30, 2024 by H. Lundbeck A/S, a Danish aktieselskab (“Lundbeck”), Lundbeck LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Lundbeck (“Payor”), and Langkawi Corporation, a Delaware corporation and a direct wholly owned subsidiary of Payor (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of October 14, 2024, by and among Longboard, Lundbeck, Payor and Purchaser to acquire all of the outstanding shares of common stock of Longboard, par value $0.0001 per share (the “Shares”) at a price of $60.00 per Share in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

By replacing the second paragraph under the section titled “—Antitrust Approvals” on page 44 as follows:

“Pursuant to the Merger Agreement, each of Longboard and Lundbeck filed on October 21, 2024 a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The applicable waiting period under the HSR Act expired on November 5, 2024 at 11:59 p.m., Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Longboard Pharmaceuticals, Inc.

By:	/s/ Kevin R. Lind
Name:	Kevin R. Lind
Title:	President and Chief Executive Officer

Dated: November 6, 2024